

Mail Stop 4546

November 21, 2016

Bill MacGillivary
Chief Executive Officer
CleanGoal Energy Corp.
1717 N Bayshore Dr. #2831
Miami FL, 33132

> **Re:** **CleanGoal Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 1, 2016**
> **File No. 333-213570**

Dear Mr. MacGillivary:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2016 letter.

Risk Factors
Risks Related to Our Business and Industry, page 13

1. We note your response to prior comment 17 that you will not be seeking "generally recognized as safe," or GRAS, status for the astaxanthin product you will sell, but rather will purchase astaxanthin products to sell that are "produced in the same manner and techniques that were previously approved by the FDA" for products sold by Fuji Chemicals and Algaetechnologies. Your disclosure on page 40 indicates that you are dependent on your supplier, AlgaeCan Biotech, Ltd., for the manufacture of all astaxanthin that you plan to distribute. Please include a risk factor concerning the risks arising from your reliance on a third party to manufacture the products in a manner that you believe permits you not to obtain regulatory clearance for the sale of your products.

If we encounter unforeseen difficulties, page 13

2.   We note your revisions in response to prior comment 6. Please update the disclosure regarding your cash balance and the length of time you expect to be able to continue your business operations as of a more recent practicable date.

Uses of Astaxanthin and Synthetic vs. Natural Astaxanthin, page 36

3.   We note your revised disclosure that the health benefits of astaxanthin in humans are realized only with natural astaxanthin and not the synthetic version. Given that you plan to sell natural astaxanthin and that the natural version "does not compete in the same market place as synthetics," it appears inappropriate to include references to the sales and production prices of synthetic astaxanthin, such as those included on page 37, and the market estimates and growth rates on page 40 that are based largely on the market for synthetic astaxanthin. Please revise accordingly.

4.   We note the disclosure added in response to prior comment 12. Please revise to expand your disclosure with regard to the scope and design of the studies added. Also indicate where the study dated March 1, 2012 was published.

        You may contact Franklin Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                Sincerely,

                                /s/ Mary Beth Breslin for

                                Suzanne Hayes
                                Assistant Director
                                Office of Healthcare and Insurance

cc: Andrew Coldicutt, Esq.